TSX-V: POM, American Stock Exchange: PLM 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION

NEWS RELEASE	07-03

POLYMET LAYS OUT NORTHMET ENVIRONMENTAL SAFEGUARDS
MINE EXPECTED TO HAVE ZERO WATER DISCHARGE

Vancouver, British Columbia, January 25, 2007 - PolyMet Mining Corp. (TSX-V: POM; AMEX: PLM) (“PolyMet”) has submitted its NorthMet Project Description to state and federal regulators. This extensive documentation lays out the Company’s plans to develop its 100%-owned NorthMet project. NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The Project Description is the Company’s submission of its development plans and proposed environmental safeguards to the independent environmental contractors who are preparing the Environmental Impact Statement.

The key safeguards include:

  Zero water discharge from the mine site during operations by reusing and recycling process water, eliminating any discharge to surface waters;
  No additional tailings disposal areas required beyond those already developed at the Erie plant site;
  Mine area wetlands disturbance reduced to less than 900 acres, 25% to less than previous estimates ;
  All waste rock placed on liners so that discharge can be monitored and treated if necessary;
  All waste rock capped to minimize oxidation and possible acid generation;
  Continuous, progressive mine site reclamation;
  Modern, clean and energy-efficient hydrometallurgical metal recovery process;
  Comprehensive environmental compliance monitoring systems; and
  Financial assurance guaranty for closure of operations.

The NorthMet project benefits from more than 8 years of baseline monitoring and nearly three years of formal environmental planning, including a comprehensive program of waste rock characterization.

PolyMet remains committed to meeting or exceeding Minnesota’s stringent environmental standards. PolyMet’s President and Chief Executive Officer, William Murray said, “the NorthMet ore body is low in sulfur compared with most sulfidic deposits. Our intent is to use the best mining and reclamation practices, coupled with the worlds cleanest and most energy efficient process technology.”

Immediately upon receipt of operating permits and production financing, PolyMet intends to start construction of the NorthMet Project with a goal of commercially producing high-quality copper metal, nickel and cobalt hydroxides and precious metals precipitates by late 2008.

The project is expected to create at least 400 full-time, long-term jobs in northeastern Minnesota, and require about 1 million man hours of labor during the construction phase.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence commercial production anticipated in the second half of 2008.

POLYMET MINING CORP.

Per: “William Murray”
William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media and Government Contact:	Investor Contact:
Warren Hudelson	Alex Macdougall
Executive Vice President	Macdougall Consultants Ltd.
+1 (218) 245-3634	+1 (519) 887-6625
whudelson@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statement if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.